                                   FORM 11-K



              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



For the fiscal year ended:  December 31, 1993



                                      OR



            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from ______ to ______



Commission File Number:  1-5407


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Whittaker Corporation Savings and Stock Investment Plan

     B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                             Whittaker Corporation
                           10880 Wilshire Boulevard
                         Los Angeles, California 90024

                       Whittaker Corporation Savings and
                             Stock Investment Plan

                         Audited Financial Statements
                          and Supplemental Schedules


                    Years ended December 31, 1993 and 1992



                                   CONTENTS


Report of Independent Auditors...................................   1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits.............   2
Statements of Changes in Net Assets Available for Plan Benefits..   3
Notes to Financial Statements....................................   4


Supplemental Schedules

Assets Held for Investment.......................................  14
Transactions or Series of Transactions in Excess of 5% of the
  Current Value of Plan Assets...................................  16
Loans or Fixed Income Obligations in Default.....................  19


                           [LOGO OF ERNST & YOUNG]

                         Report of Independent Auditors

To the Administrative Committee
Whittaker Corporation Savings and Stock Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of Whittaker Corporation Savings and Stock Investment Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5% of the current value of Plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                    ERNST & YOUNG

June 24, 1994

            Whittaker Corporation Savings and Stock Investment Plan

             Statements of Net Assets Available for Plan Benefits




                                                      DECEMBER 31
                                                   1993         1992
                                               ------------------------
ASSETS
Investments, at fair value (Note 3)            $24,897,733  $27,453,248
Receivables:
  Contributions                                    251,207      437,575
  Accrued interest                                  50,483       56,788
  Other                                             28,946       50,198
                                               ------------------------
Total assets                                    25,228,369   27,997,809
                                               ------------------------

LIABILITIES
Accrued expenses                                    52,287       32,942
Other                                               66,234       28,875
                                               ------------------------
Total liabilities                                  118,521       61,817
                                               ------------------------
Net assets available for plan benefits         $25,109,848  $27,935,992
                                               ========================


See accompanying notes.

            Whittaker Corporation Savings and Stock Investment Plan

        Statements of Changes in Net Assets Available for Plan Benefits




                                                              YEAR ENDED DECEMBER 31
                                                                1993          1992
                                                            -------------------------
ADDITIONS
Contributions from participants                             $ 1,736,515   $ 2,377,378
Contributions from employer                                     736,235     1,015,938
Interest income                                                 684,997       844,243
Other (Note 2)                                                       --       459,449
                                                            -------------------------
                                                              3,157,747     4,697,008

DEDUCTIONS
Distributions to participants (Note 2)                        7,079,076     6,299,180
Transfer to other plan (Note 6)                                      --     3,635,456
Administrative expenses                                         127,508       138,642
                                                            -------------------------
                                                              7,206,584    10,073,278
                                                            -------------------------
                                                             (4,048,837)   (5,376,270)

Net realized and unrealized appreciation in fair
  value of investments (Note 3)                               1,222,693     1,203,992
                                                            -------------------------
Net decrease                                                 (2,826,144)   (4,172,278)

Net assets available for plan benefits at
  beginning of year                                          27,935,992    32,108,270
                                                            -------------------------
Net assets available for plan benefits at end of
  year                                                      $25,109,848   $27,935,992
                                                            =========================


See accompanying notes.

            Whittaker Corporation Savings and Stock Investment Plan

                         Notes to Financial Statements

                               December 31, 1993



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements of the Whittaker Corporation Savings and Stock Investment Plan (the Plan) are prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS

Investments in securities are stated at fair value. The investments in Whittaker Corporation and BioWhittaker, Inc. common stock are stated at fair value based on closing sales prices on the last business day of the year. Deposits with insurance companies are stated at contract value. Contract value represents contributions made under the contract plus interest at the contract rate, less periodic distributions.

Investments in the Bankers Trust Company BT Pyramid Discretionary Account Cash Fund and the Bankers Trust Company BT Pyramid Directed Account Cash Fund, which are short-term investment funds, are carried at cost which approximates fair value. The investment in the Bankers Trust Company BT Pyramid Equity Index Fund, which is principally a portfolio of common stocks included in the Standard and Poor's Composite Index of 500 stocks, is stated at the market value of the fund portfolio as computed by Bankers Trust Company (the Trustee).

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan to which eligible employees may voluntarily elect to contribute stated percentages of their compensation (as defined). Generally, an employee of Whittaker Corporation (the Company) is eligible to become a participant after completion of one year of service. Participants should refer to the Summary Plan Description for more complete information.

CONTRIBUTIONS

Participants may voluntarily contribute through salary deferrals up to 12% of aggregate compensation received during all periods of participation. The Company contributes on behalf of the participant an amount which is based on the participant's contributions.

            Whittaker Corporation Savings and Stock Investment Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS (CONTINUED)

Effective January 1, 1993, salary deferral contributions were limited to $8,994 per calendar year, subject to upward adjustment pursuant to the Internal Revenue Code. The Company's matching contributions are invested primarily in the Whittaker Common Stock Fund.

INVESTMENT OPTIONS

The individual accounts of each participant are held and invested by the Trustee, in one or more of the following funds in accordance with the available investment options selected by the participant:

     Whittaker Common Stock Fund (Fund A): An unsegregated fund which may only invest in Common Stock of the Company and securities convertible into Common Stock of the Company, or warrants or other rights to purchase Common Stock of the Company received as a result of holdings of such Common Stock.

     Diversified Portfolio Fund (Fund B): An unsegregated fund which may only invest in equity or other securities including, but not limited to, common stock, preferred stock, securities convertible into stock, interest-bearing securities, cash and cash equivalents, options, puts, calls or similar arrangements, and pooled funds maintained by the Trustee and invested in any of the foregoing securities, provided that no such investment may be made in securities issued by the Company. Effective September 1, 1988, this Fund has been invested in the Bankers Trust Company BT Pyramid Equity Index Fund.

     Fixed Income Fund (Fund C): An unsegregated fund which may only invest in interest-bearing and similar securities including, but not limited to, corporate bonds, notes, debentures, mortgages, government obligations, commercial paper, certificates of deposit, savings accounts, pooled funds maintained by the Trustee and invested in any of the foregoing securities, and various forms of contracts issued by insurance companies, provided that no such investment may be made in securities issued by the Company.

           Whittaker Corporation Savings and Stock Investment Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

     BioWhittaker, Inc. Common Stock Fund (Fund D): An unsegregated fund invested in BioWhittaker, Inc. common stock. This fund was established in December 1991 in response to Whittaker Corporation's distribution of all of its interest in BioWhittaker, Inc. to its stockholders . No future contributions can be directed to this fund, nor can transfers be made to Fund D. Fund D will eventually be liquidated in an orderly manner when economics make it impractical to maintain.

     Participant Loan Fund: Plan participants may borrow the lesser of $50,000 or one half of the value of any participant accounts plus one quarter of the value of any company accounts. Amounts borrowed must be repaid within five years, unless the loan is used for the purchase of a primary residence, which requires repayment within 15 years. Interest is charged at the trustee's prime rate at the date of loan approval.

VESTING

All amounts allocated to a participant's account are fully vested.

UNALLOCATED PLAN ASSETS

During 1992, Fund A received certain amounts representing its share of the proceeds from a class action legal settlement. It has not yet been determined how these unallocated Plan assets will be allocated among current and former participants.

DISTRIBUTIONS

Distributions are payable to participants or their beneficiaries in a lump-sum amount equal to their account balances upon retirement, disability, death or termination of employment. At December 31, 1993 and 1992 there were $274,783 and $447,574, respectively, of distributions payable to terminated, retired, or withdrawing employees.

TERMINATION PROVISIONS

The Company has the right to discontinue its contributions at any time and to terminate the Plan. In the event of such termination, participants will receive a distribution equal to the vested value of their individual accounts.

            Whittaker Corporation Savings and Stock Investment Plan

3. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. During 1993 and 1992, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:


                                                           NET
                                                       APPRECIATION
                                                      (DEPRECIATION)     FAIR VALUE
                                                      IN FAIR VALUE        AT END
                                                       DURING YEAR        OF YEAR
                                                      ------------------------------
Year ended December 31, 1993:
 Bankers Trust Company BT Pyramid
  Discretionary Account Cash Fund                      $       --        $   476,690
 Bankers Trust Company BT Pyramid Directed
  Account Cash Fund                                            --          1,412,919
 Bankers Trust Company BT Pyramid Equity
  Index Fund                                              670,737          6,731,623
 Participant loans                                             --          1,152,626
 Whittaker Corporation Common Stock                     1,479,846          5,314,449
 BioWhittaker, Inc. Common Stock                         (791,994)         1,276,182
 Amounts held by insurance companies in group
  annuity contracts                                      (135,896)         8,533,244

                                                       -----------------------------
                                                       $1,222,692        $24,897,733
                                                       =============================

Year ended December 31, 1992:
 Bankers Trust Company BT Pyramid
  Discretionary Account Cash Fund                      $       --        $   508,158
 Bankers Trust Company BT Pyramid Directed
  Account Cash Fund                                            --          2,235,205
 Bankers Trust Company BT Pyramid Equity
  Index Fund                                              518,268          6,727,439
 Participant loans                                             --          1,230,358
 Whittaker Corporation Common Stock                       247,920          4,854,220
 BioWhittaker, Inc. Common Stock                          437,804          2,772,330
 Amounts held by insurance companies in group
  annuity contracts                                            --          9,125,538
                                                       -----------------------------
                                                       $1,203,992        $27,453,248
                                                       =============================


            Whittaker Corporation Savings and Stock Investment Plan

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                         DECEMBER 31
                                                       1993        1992
                                                  ------------------------
Bankers Trust Company BT Pyramid Directed
 Account Cash Fund                                  $1,412,919  $2,235,205
Bankers Trust Company BT Pyramid Equity Index
 Fund                                                6,731,623   6,727,439
Whittaker Corporation Common Stock                   5,314,449   4,854,220
BioWhittaker, Inc. Common Stock                      1,276,182   2,772,330
Aetna Life Insurance Company, Group Annuity
 Contract, 5.22%, 50% matures February 17, 1997,
 remainder matures September 15, 1997                1,529,350          --
Commonwealth Life Insurance Company, Group
 Annuity Contract, variable %, one year advance
 written notice for withdrawal                       2,083,364   1,985,264
Metropolitan Life Insurance Company, Group
 Annuity Contract, 8.31%, matures November 14,
 1994                                                       --   1,529,045
The Prudential Life Insurance Company of
 America, Group Annuity Contract, 8.66%, matures
 September 20, 1993                                         --   1,442,539


At December 31, 1993, the Fixed Income Fund held $8,533,244 of group annuity contracts with seven separate insurance companies. Total annual principal installments to be received under these contracts, based on contract terms, are as follows:


Years ending December 31,
- - -------------------------
          1994                     $  828,054
          1995                      2,614,736
          1996                      3,077,967
          1997                      1,529,350
          1998                        483,137
                                   ----------
                                   $8,533,244
                                   ==========


            Whittaker Corporation Savings and Stock Investment Plan

3. INVESTMENTS (CONTINUED)

Early withdrawals are permitted under certain of these contracts but are subject to adjustments, the most restrictive of which is a forfeiture of interest on amounts withdrawn and that any withdrawals will reduce the next scheduled installment.

At December 31, 1993, the Fixed Income Fund held an investment of $483,137 in a group annuity contract with Executive Life Insurance Company (ELIC). In April 1991, Executive Life Insurance Company was placed in a court-supervised conservatorship by the California State Insurance Commissioner. This contract, which was scheduled to mature January 9, 1993, went into default on that date. During 1993, the contract was restructured by ELIC pursuant to the order of the California Superior Court and then was transferred to Aurora National Life Assurance Company by reinsurance and assumption. A realized loss of $135,896 was recognized during 1993 to reflect the contract at its restructured value. An estimate of any additional losses on this investment, if any, cannot be determined at the present time.

Each participant's share in the Executive Life group annuity contract as of June 30, 1991 has been segregated within Fund C, and a detailed record of such is being maintained by the Trustee until the situation is resolved. Accordingly, Fund C distributions, transfers, and withdrawals after June 1991 do not include the segregated asset and new contributions have not been affected.

            WHITTAKER CORPORATION SAVINGS AND STOCK INVESTMENT PLAN

4. INVESTMENT FUNDS

The net assets available for plan benefits as of December 31, 1993 and 1992 for each investment fund are as follows:

                        WHITTAKER   DIVERSIFIED      FIXED       BIOWHITTAKER     PARTICIPANT
                          COMMON     PORTFOLIO       INCOME        COMMON            LOAN
      1993              STOCK FUND      FUND          FUND        STOCK FUND         FUND            TOTAL
- - -------------------------------------------------------------------------------------------------------------

ASSETS
Investments             $6,085,119   $6,731,623    $9,583,374    $1,344,991      $        -       $23,745,107
Participant loans                -            -             -             -       1,152,626         1,152,626
Contributions
 receivable                 95,526       80,930        74,751             -               -           251,207
Accrued interest             1,964           95        42,306           181           5,937            50,483
Other                            -            -             -             -          28,946            28,946
                        -------------------------------------------------------------------------------------
Total assets             6,182,609    6,812,648     9,700,431     1,345,172       1,187,509        25,228,369
                        -------------------------------------------------------------------------------------

LIABILITIES
Accrued expenses            10,749       12,988        25,415         3,135               -            52,287
Interfund payable
 (receivable)               53,042      (35,874)      (71,710)       64,305          (9,763)                -
Other                       21,588            -             -             -          44,646            66,234
                        -------------------------------------------------------------------------------------
Total liabilities           85,379      (22,886)      (46,295)       67,440          34,883           118,521
                        -------------------------------------------------------------------------------------
Net assets
 available for plan
 benefits               $6,097,230   $6,835,534     $9,746,726   $1,277,732      $1,152,626       $25,109,848
                        =====================================================================================

                        WHITTAKER     DIVERSIFIED     FIXED      BIOWHITTAKER
                          COMMON       PORTFOLIO      INCOME        COMMON
        1992            STOCK FUND       FUND          FUND       STOCK FUND         TOTAL
- - ---------------------------------------------------------------------------------------------
ASSETS
Investments            $5,499,251    $6,774,108   $11,144,768    $2,804,763       $26,222,890
Participant loans         267,253       323,340       557,434        82,331         1,230,358
Contributions
 receivable               155,703       120,754       161,118             -           437,575
Accrued interest            1,784           194        54,713            97            56,788
Other                      12,376        13,955        23,867             -            50,198
                       ----------------------------------------------------------------------
Total assets            5,936,367     7,232,351    11,941,900     2,887,191        27,997,809
                       ----------------------------------------------------------------------
LIABILITIES
Accrued expenses            6,106         6,615        17,677         2,544            32,942
Interfund payable
 (receivable)               1,983        (2,627)          502           142                 -
Other                      24,143             -         3,387         1,345            28,875
                       ----------------------------------------------------------------------
Total liabilities          32,232         3,988        21,566         4,031            61,817
                       ----------------------------------------------------------------------
Net assets available
 for plan benefits     $5,904,135    $7,228,363   $11,920,334    $2,883,160       $27,935,992
                       ======================================================================

            Whittaker Corporation Savings and Stock Investment Plan

4. INVESTMENT FUNDS (CONTINUED)

For the years ended December 31, 1993 and 1992, the changes in net assets available for plan benefits of each investment fund are as follows:

                                     WHITTAKER     DIVERSIFIED       FIXED       BIOWHITTAKER   PARTICIPANT
                                      COMMON        PORTFOLIO        INCOME        COMMON          LOAN
    1993                            STOCK FUND         FUND           FUND        STOCK FUND       FUND         TOTAL
- - -------------------------------------------------------------------------------------------------------------------------
ADDITIONS
Contributions from
 participants                       $  230,600     $  710,080     $  795,835     $       --     $       --    $ 1,736,515
Contributions from
 employer                              675,144         13,861         47,230             --             --        736,235
Loan repayments                        118,107        136,758        229,760             --       (484,625)            --
Loan interest                               --             --             --             --         70,070         70,070
Interest income                         20,030          3,333        590,740            824             --        614,927
                                    -------------------------------------------------------------------------------------
Total additions                      1,043,881        864,032      1,663,565            824       (414,555)     3,157,747

DEDUCTIONS
Distributions                        1,608,078      1,513,029      3,077,142        555,043        325,784      7,079,076
Administrative expenses                 22,524         26,637         70,395          7,952             --        127,508
Reclassification of
 participant loans                     267,253        323,340        557,434         82,331     (1,230,358)            --
Loans issued                           102,961        227,324        295,090         37,232       (662,607)            --
Interfund transfers, net               329,816       (162,732)      (298,784)       131,700             --             --
                                    -------------------------------------------------------------------------------------
Total deductions                     2,330,632      1,927,598      3,701,277        814,258     (1,567,181)     7,206,584
                                    -------------------------------------------------------------------------------------
                                    (1,286,751)    (1,063,566)    (2,037,712)      (813,434)     1,152,626     (4,048,837)

Net appreciation
 (depreciation) in fair
 value of investments                1,479,846        670,737       (135,896)      (791,994)            --      1,222,693
                                    -------------------------------------------------------------------------------------
Net increase (decrease)                193,095       (392,829)    (2,173,608)    (1,605,428)     1,152,626     (2,826,144)

Net assets available for plan
 benefits at beginning of
 year                                5,904,135      7,228,363     11,920,334      2,883,160             --     27,935,992
                                    -------------------------------------------------------------------------------------
Net assets available for plan
 benefits at end of year            $6,097,230     $6,835,534    $ 9,746,726     $1,277,732     $1,152,626    $25,109,848
                                    =====================================================================================

            Whittaker Corporation Savings and Stock Investment Plan

4. INVESTMENT FUNDS (CONTINUED)

                                  WHITTAKER     DIVERSIFIED      FIXED        BIOWHITTAKER
                                    COMMON       PORTFOLIO       INCOME          COMMON
    1992                          STOCK FUND       FUND           FUND         STOCK FUND       TOTAL
- - --------------------------------------------------------------------------------------------------------
ADDITIONS
Contributions from
 participants                     $  341,297    $  895,230   $  1,140,851     $         -    $ 2,377,378
Contributions from
 employer                            947,001        11,611         57,326               -      1,015,938
Interest income                       40,013        23,620        779,804             806        844,243
Other                                459,449             -              -               -        459,449
                                  ----------------------------------------------------------------------
Total additions                    1,787,760       930,461      1,977,981             806      4,697,008

DEDUCTIONS
Distributions                        928,403     1,891,718      2,772,622         706,437      6,299,180
Transfer to other plan               828,521     1,002,412      1,011,606         792,917      3,635,456
Administrative expenses               20,823        28,205         74,779          14,835        138,642
Interfund transfers, net             105,405       (42,268)      (142,238)         79,101              -
                                  ----------------------------------------------------------------------
Total deductions                   1,883,152     2,880,067      3,716,769       1,593,290     10,073,278
                                  ----------------------------------------------------------------------
                                     (95,392)   (1,949,606)    (1,738,788)     (1,592,484)    (5,376,270)
Net appreciation in fair
 value of investments                247,920       518,268              -         437,804      1,203,992
                                  ----------------------------------------------------------------------
Net increase (decrease)              152,528    (1,431,338)    (1,738,788)     (1,154,680)    (4,172,278)

Net assets available
 for plan benefits at
 beginning of year                 5,751,607     8,659,701     13,659,122       4,037,840     32,108,270
                                  ----------------------------------------------------------------------
Net assets available for
 plan benefits at end of
 year                             $5,904,135   $ 7,228,363    $11,920,334     $ 2,883,160    $27,935,992
                                  ======================================================================

            Whittaker Corporation Savings and Stock Investment Plan

5. INCOME TAX STATUS

The Company has received a favorable determination letter from the Internal Revenue Service that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and the underlying trust is, therefore, exempt from tax under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee has indicated that it is not aware of any events which would cause the Plan to become disqualified in operation.

6. TRANSFER TO OTHER PLAN

In October 1991, Whittaker Corporation declared a special distribution to Whittaker's stockholders of record on November 14, 1991 of one share of BioWhittaker, Inc. common stock for each Whittaker common share held on the record date to effect the spin off of the Company's biotechnology business. The vested value of participant accounts of employees of BioWhittaker Inc. of $3,635,456 was transferred to the newly established BioWhittaker, Inc. Savings and Stock Investment Plan in 1992.

            Whittaker Corporation Savings and Stock Investment Plan

                          Assets Held for Investment

                               December 31, 1993

                                                 SHARES/FACE
       IDENTITY OF ISSUE                           AMOUNT          COST        FAIR VALUE
- - -----------------------------------------------------------------------------------------
Bankers Trust Company* BT Pyramid
 Discretionary Account Cash Fund                    476,690     $  476,690     $  476,690

Bankers Trust Company* BT Pyramid
 Directed Account Cash Fund                       1,412,919      1,412,919      1,412,919

Bankers Trust Company* BT Pyramid
 Equity Index Fund                                    6,809      3,964,926      6,731,623

Participant Loans*                                1,152,626      1,152,626      1,152,626

Whittaker Corporation* Common Stock                 327,043      2,021,966      5,314,449

BioWhittaker, Inc.* Common Stock                    204,162        705,679      1,276,182

Aetna Life Insurance Company, Group
 Annuity Contract, 5.22%, 50% matures
 Feruary 17, 1997, remainder matures
 September 15, 1997                              $1,529,350      1,529,350      1,529,350

Allstate Life Insurance Company,
 Group Annuity Contract, 8.25%,
 matures July 16, 1996                           $  909,141        909,141        909,141

Allstate Life Insurance Company,
 Group Annuity Contract, 7.35%,
 matures September 24, 1996                      $  583,105        583,105        583,105

Commonwealth Life Insurance Company,
 Group Annuity Contract, variable %, one
 year advance written notice for withdrawal      $2,083,364      2,083,364      2,083,364

*Indicates a party-in-interest to the Plan.

                                                                                       14


            Whittaker Corporation Savings and Stock Investment Plan

                              December 31, 1993

                                                SHARES/FACE
            IDENTITY OF ISSUE                     AMOUNT              COST           FAIR VALUE
- - ------------------------------------------------------------------------------------------------
Continental Assurance Company,
 Group Annuity Contract, 4.65%,
 matures March 15, 1996                         $1,054,348         $1,054,348        $ 1,054,348

Aurora National Life Assurance Company,
 Group Annuity Contract, 8.56%, original
 maturity date January 9, 1993                  $  483,137            483,137            483,137

The Life Insurance Company of Virginia,
 Group Annuity Contract, 5.83%, 50%
 matures December 15, 1995, remainder
 matures December 16, 1996                      $1,062,745          1,062,745          1,062,745

Metropolitan Life Insurance Company,
 Group Annuity Contract, 8.31%,
 matures November 14, 1994                      $  828,054            828,054            828,054
                                                                                     -----------
Total assets held for investment                                                     $24,897,733
                                                                                     ===========

                                                                                              15


            Whittaker Corporation Savings and Stock Investment Plan

              Transactions or Series of Transactions in Excess of
                    5% of the Current Value of Plan Assets

                               December 31, 1993





IDENTITY OF PARTY INVOLVED                      DESCRIPTION OF ASSET                 PURCHASE PRICE
- - ----------------------------------------------------------------------------------------------------
Category (i) - A single transactions in
excess of 5% of Plan assets.

Bankers Trust Company*                       Bankers Trust Company BT Pyramid
                                             Directed Account Cash Fund                $  -

Aetna Life Insurance Company                 Group Annuity Contract, 5.22%,
                                             50% matures February 17, 1997,
                                             remainder matures September 15,
                                             1997                                       1,500,000



*Indicates a party-in-interest to the Plan.


                                  CURRENT VALUE
                                   OF ASSET ON
SELLING           COST OF          TRANSACTION         NET GAIN
 PRICE             ASSET              DATE              (LOSS)
- - ----------------------------------------------------------------
$1,500,000       $1,500,000        $1,500,000         $       --


        --        1,500,000         1,500,000                 --


            Whittaker Corporation Savings and Stock Investment Plan

              Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets (continued)

                               December 31, 1993


                                       NUMBER OF    VALUE OF
                                       PURCHASES    PURCHASES      NET GAIN
    DESCRIPTION OF ASSETS               (SALES)      (SALES)        (LOSS)
- - ---------------------------------------------------------------------------
Category (iii) - Series of securities transactions in excess of 5% of Plan assets.

Bankers Trust Company*
 BT Pyramid Discretionary
  Account Cash Fund                        48       $ 2,260,690    $     --
 BT Pyramid Discretionary
  Account Cash Fund                       (28)       (2,292,158)         --

Bankers Trust Company*
 BT Pyramid Directed
  Account Cash Fund                       112         5,480,420          --
 BT Pyramid Directed
  Account Cash Fund                       (88)       (6,302,487)         --

The Prudential Life Insurance
 Company of America,
 Group Annuity Contract, 8.66%,
  matured September 20, 1993               (2)       (1,526,539)         --


There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1993.

*Indicates a party-in-interest to the Plan.

            Whittaker Corporation Savings and Stock Investment Plan

                       Loans or Fixed Income Obligations
                                  in Default

                               December 31, 1993



                                                        PRINCIPAL   INTEREST
                                            ORIGINAL    RECEIVED    RECEIVED
IDENTITY AND ADDRESS OF OBLIGOR             PRINCIPAL    DURING      DURING
                                             AMOUNT     THE YEAR    THE YEAR
- - ----------------------------------------------------------------------------


Aurora National Life Assurance Company       $552,764   $    -      $   -
2525 Colorado Avenue
Santa Monica, CA 90404



Unpaid
Balance
at End                                                              Amount
of Year                  Description of Investment                  Overdue
- - ---------------------------------------------------------------------------
$483,137    Group Annuity Contract (GA-GO1351A1A), dated           $483,137
            December 15, 1989, bearing interest of 8.56%
            per annum, original maturity date January 9, 1993,
            secured by the issuer's General Account. During
            1993, the contract was restructured by Executive
            Life Insurance Company pursuant to the order of
            the California Superior Court and then was
            transferred to Aurora National Life Assurance
            Company by reinsurance and assumption. Subject to
            confirmation, the maturity date of the restructured
            contract will be September 3, 1998.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Whittaker Corporation Savings and
                                           Stock Investment Plan



Date:  June 28, 1994                       By:  /s/ Gregory J. Hammer
                                                -----------------------------
                                                Gregory J. Hammer
                                                Director, Employee Benefits








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